PaulHastings /

Paul, Hastings, Janofsky & Walker LLP
399 Park Avenue, 31st Floor, New York, New York 10022-4697 telephone 212-318-6000 / facsimile 212-319-4090 / internet www.paulhastings.com

75 East 55th Street, New York, New York, 10022-3205 telephone 212-318-6000 / facsimile 212-339-9150 / internet www.paulhastings.com

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Washington, D.C.




                                  July 10, 2001


TRANSMITTED VIA EDGAR
---------------------

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549

           Re: Tax Exempt Securities Trust, New York Trust 199 (File No. 333-64436)
                     -----------------------------------------------

Gentlemen:

On behalf of our client Salomon Smith Barney Inc., Depositor of Tax Exempt Securities Trust, New York Trust 199, we request the withdrawal of the filing of the Registration Statement on Form S-6 under the Securities Act of 1933 (the "Securities Act") on July 2, 2001, accession number 0001116679-01-500367.

In addition to filing this request under the EDGAR system, this letter will also be faxed to your attention.

Please telephone Elbert Baquero at (212) 318-6402 or the undersigned at (212) 318-6877 collect, at any time, with any questions you may have or for any further information you may desire.

Very truly yours,


/s/ Gary D. Rawitz
Gary D. Rawitz
of PAUL, HASTINGS, JANOFSKY & WALKER LLP





cc. Eric Purple